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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COMMUNICATION INTELLIGENCE CORP.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

20338000
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 21, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement.   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 9 Pages
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Elliott Associates, L.P., a Delaware Limited
            Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            2,898,334

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            2,898,334

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            2,898,334

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.83%

14      TYPE OF REPORTING PERSON*
            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Westgate International, L.P., a Cayman Islands
            Limited Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            0

8       SHARED VOTING POWER
            1,932,223

9       SOLE DISPOSITIVE POWER
            0

10      SHARED DISPOSITIVE POWER
            1,932,223

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            1,932,223

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.89%

14      TYPE OF REPORTING PERSON*
            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Martley International, Inc., a Delaware
            corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            0

8       SHARED VOTING POWER
            1,932,223

9       SOLE DISPOSITIVE POWER
            0

10      SHARED DISPOSITIVE POWER
            1,932,223

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            1,932,223

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.89%

14      TYPE OF REPORTING PERSON*
            CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 2. Identity and Background

        (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

        The business address of Elliott is 712 Fifth
Avenue, 36th Floor, New York, New York  10019.

        The principal business of Elliott is to purchase, sell, trade and invest in securities.

        SINGER

            Singer's business address is 712 Fifth Avenue,
        36th Floor, New York, New York  10019.

            Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

        BRAXTON LP

            The business address of Braxton LP is 712 Fifth
        Avenue, 36th Floor, New York, New York 10019.

            The principal business of Braxton LP is the furnishing of investment advisory services.

            The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

        NAME
ADDRESSOCCUPATIONPaul E.
        Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner
of Elliott and
Braxton LP and
President of
Martley
Braxton
        Associates,
        Inc.
712 Fifth Avenue
36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner
of Braxton LP

            The name, business address, and present
        principal occupation or employment of each director and executive officer of Braxton Associates, Inc.
        are as follows:

        NAME
ADDRESSOCCUPATIONPaul E.
        Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

        The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

        The principal business of Westgate is to purchase, sell, trade and invest in securities.

        The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME:   Hambledon, Inc.

ADDRESS:Hambledon, Inc.
        c/o Midland Bank Trust Corporation (Cayman) Limited
        P.O. Box 1109
        Mary Street
        Grand Cayman
        Cayman Islands
        British West Indies

OCCUPATION: The principal business of Hambledon is serving as general partner of Westgate.

        HAMBLEDON, INC.

        The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME             ADDRESS             OCCUPATION
Paul E. Singer   712 Fifth Avenue    General partner of
                 36th Floor          Elliott and
                 New York, NY 10019  Braxton LP and
                                     President of
                                     Martley

MARTLEY INTERNATIONAL, INC.

        The business address of Martley is 712 Fifth
Avenue, 36th Floor, New York, New York 10019.

        The principal business of Martley is to act as investment manager for Westgate.

        The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME             ADDRESS            OCCUPATION
Paul E. Singer   712 Fifth Avenue    General partner of
                 36th Floor         Elliott and Braxton
                 New York, NY 10019    LP and President
                                    of Martley

        (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 5. Interest in Securities of the Issuer

        (a) Elliott beneficially owns 168,000 shares of Preferred Stock, convertible into 2,786,334 shares of Common Stock, and Warrants exercisable into 112,000 shares of Common Stock, constituting 5.83% of the outstanding shares of Common Stock.

        Westgate beneficially owns 112,000 shares of Preferred Stock, convertible into 1,857,556 shares of Common
Stock, and Warrants exercisable into 74,667 shares of Common
Stock, constituting 3.89% of the outstanding shares of Common
Stock.

        Elliott and Westgate together beneficially own 4,830,557 shares of Common Stock, constituting 9.72% of all outstanding shares of Common Stock. However, the number of shares of Common Stock into which the Preferred Stock is convertible fluctuates daily based upon the market price of the Common Stock, as set forth in the Certificate of Designations of 5% Cumulative Convertible Preferred Stock for the Issuer annexed as Exhibit 3 to the Issuer's Form 8-K dated December 31, 1996.

        The percentages used herein are calculated based upon the 44,872,570 Shares of Common Stock issued and outstanding at May 14, 1997 as stated by the Issuer in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997 as filed with the Securities and Exchange Commission on May 15, 1997 (which is the most recent document so filed by the Issuer).

        (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

        Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in
Item 2 above and expressly incorporated by reference herein.

        (c)  Except as set forth herein, none of the
reporting persons engaged in any transaction in the Issuer's securities during the past sixty (60) days.

        (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

            No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

        (e)  Not applicable.

                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:           ELLIOTT ASSOCIATES, L.P.
August 4, 1997

                 By:/s/ Paul E. Singer
                      Paul E. Singer
                      General Partner

                 WESTGATE INTERNATIONAL, L.P.

                 By:  Martley International, Inc., as
                      Investment Manager

                 By:/s/ Paul E. Singer
                      Paul E. Singer
                      President

                 MARTLEY INTERNATIONAL, INC.


                 By:/s/ Paul E. Singer
                      Paul E. Singer
                      President